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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wulff, Hansen & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Smith Ranch Road, Suite 330
(No. and Street)

San Rafael	CA	94903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher D. Charles (415) 421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher D. Charles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wulff, Hansen & Co., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)
County of Marin)

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On 2/24/2020 before me, Dana Armstrong, Notary Public (here insert name and title of the officer),
personally appeared Christopher D. Charles,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

DANA ARMSTRONG
Notary Public - California
Marin County
Commission # 2248794
My Comm. Expires Jul 31, 2022

Signature [signature]

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Annual Audited Report X17A5,

containing ______ pages, and dated ______.

The signer(s) capacity or authority is/are as:

- [x] Individual(s)
- [ ] Attorney-in-Fact
- [ ] Corporate Officer(s) ______ Title(s)
- [ ] Guardian/Conservator
- [ ] Partner - Limited/General
- [ ] Trustee(s)
- [ ] Other: ______

representing: ______ Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # 121 Entry # 4-6

Notary contact: ______

Other

- [ ] Additional Signer(s)
- [ ] Signer(s) Thumbprint(s)
- [ ] ______

WULFF, HANSEN & CO.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

December 31, 2019

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with
rule 17a-5(e)(3) under the Securities Exchange Act of 1934.
A statement of financial condition has been filed with the Securities
and Exchange Commission simultaneously herewith as a public document.

WULFF, HANSEN & CO.

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-12
Supplemental Information:	
Schedule I–Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule II–Schedule of Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule III–Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	15
Report of Independent Registered Public Accounting Firm And Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission	16-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Wulff, Hansen & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wulff, Hansen & Co. (the "Company") as of December 31, 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Schedule of Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2018
Walnut Creek, California
February 27, 2020

WULFF, HANSEN & CO.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash and cash equivalents	$	893,131
Deposits with clearing organizations and others, held in cash		260,228
Accounts receivable		34,300
Prepaid expenses		43,620
Deferred tax assets, net		453,715
Operating lease right-of-use asset		265,588
Property and equipment, net		2,753
Other assets		10,563
Total assets	$	1,963,898

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	136,782
Operating lease liability		265,588
Total liabilities		402,370
Stockholders' equity:		
Preferred stock, 6% cumulative, par value, $100 per share; authorized, 4,000 shares; none issued		-
Common stock, no par value; authorized, 20,000 shares; 370 shares issued and outstanding		293,224
Retained earnings		1,268,304
Total stockholders' equity		1,561,528
Total liabilities and stockholders' equity	$	1,963,898

The accompanying notes are an integral part of these financial statements

WULFF, HANSEN & CO.

STATEMENT OF INCOME

for the year ended December 31, 2019

Revenues:	
Commissions	$ 187,954
Public financing	719,462
Investment advisory fees	787,406
Underwriting and placement fees	13,922
Other income	6,724
Total revenues	1,715,468
Expenses:	
Compensation and benefits	1,278,164
General and administrative	104,558
Occupancy and equipment expenses	119,445
Data processing	19,873
Communications	14,695
Professional services	95,721
Taxes and licenses	1,057
Depreciation and amortization	1,021
Total expenses	1,634,534
Income before provision for income taxes	80,934
Provision for income tax expense	6,085
Net income	$ 74,849

The accompanying notes are an integral part of these financial statements

WULFF, HANSEN & CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

for the year ended December 31, 2019

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances, December 31, 2018	370	$ 293,224	$ 1,193,455	$ 1,486,679
Net income, 2019	-	-	74,849	74,849
Balances, December 31, 2019	370	$ 293,224	$ 1,268,304	$ 1,561,528

The accompanying notes are an integral part of these financial statements

WULFF, HANSEN & CO.

STATEMENT OF CASH FLOWS

for the year ended December 31, 2019

Cash flows from operating activities:	
Net income	$ 74,849
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	1,021
(Increase) decrease in assets:	
Deposits with clearing organization and others	15,442
Accounts receivable	(21,632)
Prepaid expenses	(7,905)
Deferred tax assets	5,285
Operating lease right-of-use asset	(265,588)
Other assets	13,800
Increase (decrease) in liabilities:	
Accounts payable and accrued liabilities	(117,044)
Operating lease liability	265,588
Deferred rent	(11,688)
Net cash used in operating activities	(47,872)
Cash flows from investing activities:	
Purchases of equipment	(1,905)
Net cash used in investing activities	(1,905)
Net decrease in cash and cash equivalents	(49,777)
Cash and cash equivalents, beginning of year	942,908
Cash and cash equivalents, end of year	$ 893,131
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements

1. Summary of Significant Accounting Policies

Organization

Wulff, Hansen & Co. (the "Company") was incorporated in December 1931 and is engaged in the public finance, municipal advisory, and investment advisory businesses. The Company operates as an introducing broker. Pursuant to Rule 15c3-3(k)(2)(ii) and (k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

The Company's public finance and municipal advisory businesses are conducted primarily in California serving cities, counties, school districts, special districts and other public entities. The Company's investment advisory business primarily serves individual investors, high net worth investors, retirement plans, and charitable organizations.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash consists of cash in the bank. The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

Property and Equipment

Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized.

Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

1. Summary of Significant Accounting Policies, continued

The Company follows accounting for uncertainty in income taxes guidance Topic 740, *Accounting for Income Tax* (ASC 740). This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The interpretation also provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of accounting for uncertain tax positions there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.

Revenue Recognition

Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements. Underwriting fees and private placement fees are recognized when the transaction closes. Commissions are recorded in the period they are earned. Consulting fees are recorded at the time the service is completed to the extent management is confident of their collectability.

Use of Estimates

Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

Recently Adopted Accounting Standards

ASU 2016-02 Leases (Topic 842) ("ASU 2016-02")

Effective January 1, 2019, the Company adopted ASU 2016-02, which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. The Company has elected a package of practical expedients available under the new guidance and has applied ASU 2016-02 using the modified retroactive approach with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. As a result, there was a $12,730 beginning balance effect on the financial statements for the year ending December 31, 2019. Upon the adoption of the lease standard, the Company recognized a right-of-use asset and a lease liability on the Balance Sheet related to non-cancelable operating lease.

2. Cash and Cash Equivalents

The Company maintains cash balances at various financial institutions. Such deposits are and can be in excess of Federal Deposit Insurance Corporation (FDIC) insured limits. Historically, the Company has not experienced any loss of its cash and cash equivalents due to such concentration. At December 31, 2019, cash exceeding the federally insured limits amounted to $393,131.

3. Deposits with Clearing Organizations and Others

The Company maintains cash deposits with a clearing broker and other organizations. The amount of the deposit was $260,228 at December 31, 2019.

4. Property and Equipment

Property and equipment consist of the following at December 31, 2019:

	2019
Furniture and Fixtures	$ 85,547
Less accumulated depreciation	(82,794)
Total	$ 2,753

Depreciation expense for the year ended December 31, 2019 was $1,021.

5. Income Taxes

The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

The provision for income taxes is composed of the following components in 2019:

	2019
Current tax (benefit):	
Federal	$ -
State	-
	-
Deferred tax expense (benefit):	
Federal	3,835
State	1,450
	5,285
Provision for income taxes	$ 5,285

Deferred income taxes are provided for the temporary differences between carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to accrued expenses, the use of different depreciation methods for book and tax reporting, and net operating loss carryforward that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes.

5. Income Taxes, continued

The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2019, the net deferred assets consist of the following components:

	2019
Deferred tax assets:	
Accrued expenses	$ 9,855
Net operating loss carryforward	443,860
Total deferred tax assets	$ 453,715

The differences between the statutory federal income tax rate on the Company's income before provision for income taxes and the effective tax rate for the year ended December 31, 2019 is primarily due to certain expenses deductible for financial reporting purposes that are not deductible for tax purposes, the use of different depreciation methods between book and tax, and net operating loss carryforwards.

At December 31, 2019, the Company has federal net operating loss ("NOL") carryforwards and state NOL carryforwards for future years of approximately $1,568,000 and $1,244,000, respectively. These carryforwards are set to expire by the year 2038.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2019, the Company's federal and state tax returns for 2016, 2017, and 2018 remain open for examination.

6. Retirement Plans

In 2003, the Company established a 401(k) and Profit Sharing Plan for certain full-time employees. The Plan meets the requirements of Section 401(k) of the Internal Revenue Code and allows employees to elect to contribute a portion of their earnings to the Plan. The Company may make discretionary contributions to the Plan. No contribution was made during 2019.

7. Commitments

Operating Leases

The Company signed a new office lease effective November 10, 2017 and expiring on October 31, 2022. Occupancy expense for the year ended December 31, 2019 was $82,709.

The future minimum lease payments for operating leases at December 31, 2019 are as follows:

7. Commitments, continued

Year ending December 31:

2020	$ 93,698
2021	96,509
2022	90,893
Thereafter	-
Total	$ 281,100

In accordance with ASU 2016-02 (Topic 842), the Company recognized a right-of-use asset and lease liability with a balance of $265,588.

8. Off Balance Sheet Risk

The Company occasionally has contractual commitments arising in the ordinary course of business for securities transactions on a when-issued basis. Financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above described transactions at December 31, 2019.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,037,743 and excess net capital of $937,743. The minimum net capital requirement is $100,000. The Company's aggregate indebtedness to net capital ratio was 0.13 to 1.

10. Exemption from the SEC rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

11. Guarantees

FASB ASC 460, Guarantees, requires the company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The company has issued no guarantees at December 31, 2019 or during the year then ended.

12. Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through the date of the independent auditors' report, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2019 that required recognition or disclosure in the financial statements.

SCHEDULE I

WULFF, HANSEN & CO.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

Net capital–total stockholders' equity		$ 1,561,528
Deductions–total non-allowable assets from statement of financial condition:		
Furniture and equipment and leasehold improvements		2,753
Other assets (excluding broker receivables)		521,032
Net capital before haircuts on marketable securities positions		1,037,743
Haircuts–municipal bonds and investments		-
Net capital		1,037,743
Aggregate indebtedness–included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 136,782	
Total aggregate indebtedness	$ 136,782	
Computation of basic net capital requirement:		
6.67% of aggregate indebtedness	$ 9,119	
Minimum net capital	$ 100,000	
Minimum net capital required		100,000
Excess net capital		$ 937,743
Ratio: aggregate indebtedness to net capital		13.18%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2019):		
Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS Report filed on January 27, 2020		$ 1,025,013
Other audit adjustments (net)		12,730
Net capital per above		$ 1,037,743

SCHEDULE II

WULFF, HANSEN & CO.

SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2019

A computation of reserve requirements is not applicable to Wulff Hansen & Co, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and (k)(2)(i).

SCHEDULE III

WULFF, HANSEN & CO.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2019

Information relating to possession or control requirements is not applicable to Wulff Hansen & Co, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and (k)(2)(i).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Wulff, Hansen & Co.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission, in which (1) Wulff, Hansen & Co. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wulff, Hansen & Co. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and (2)(i) (exemption provisions) and (2) Wulff, Hansen & Co. stated that Wulff, Hansen & Co. met the identified exemption provisions throughout the period January 1, 2019 through December 31, 2019 without exception. Wulff, Hansen & Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wulff, Hansen & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2020

Wulff, Hansen & Co.

EXEMPTION REPORT PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

Wulff, Hansen & Co is exempt from the Customer Protection Rule pursuant to the Securities and Exchange Act of 1934 Rule 17a-5 based on the provisions of 17 C.F.R. subsection 15c3-3(k), in which we claim an exemption that is provided under Rule 15c3-3(k)(2)(ii) and (k)(2)(i), as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of subsection 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

Wulff, Hansen & Co. asserts that it has met the identified exemption provisions of paragraphs (k)(2)(ii) and (k)(2)(i) of SEC Rule 15c3-3 for the period January 1, 2019 through December 31, 2019 without exception.

Chris Charles, President
Wulff, Hansen & Co.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
of Wulff, Hansen & Co.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Wulff, Hansen & Co. and the SIPC, solely to assist you and SIPC in evaluating Wulff, Hansen & Co.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Wulff, Hansen & Co.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Wulff, Hansen & Co.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Wulff, Hansen & Co. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14********2792*********************MIXED AADC 220
292 FINRA DEC
WULFF HANSEN & CO
100 SMITH RANCH RD STE 330
SAN RAFAEL, CA 94903-5595

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,513

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,316)
07/24/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,197

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,197

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1,197

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wulff Hansen & Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Fin Op
(Title)

Dated the 27 day of January, 2020.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions: